INVEST IN **GIVSUM, INC.**

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# Software helping nonprofits raise more money and operate more productively



Fundraiser
Givsum Foundation
$6,278.82
TOTAL RAISED
DONATIONS
ITEMS
PACKAGES
INVOICES
$6,278.82 TOTAL
$6,278.82 TRANSACTIONS
$8.01 FEES COVERED
95 % COVERED %
$0.00 LOGGED
DONOR
DONATIONS
TOTAL
ALEX COOPER
RECEIPT SUMMARY
1
$75.50
SALLY SMITH
RECEIPT SUMMARY
1
$200.42
MICHELLE JOHNSON


givsum.com Newport Beach CA

Technology · Software · Crowdfunding · Fundraising · Tech

**$593,450**

of a $600,000 goal

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INVESTMENT TERMS

**$10M** valuation cap | **Convertible Note**

LEAD INVESTOR



**James Haluszczak**

**OVERVIEW** DETAILS UPDATES 3 WHAT PEOPLE SAY 8 ASK QUESTION 2

## Highlights

1. 💰 400% growth in volume from the previous year. 200% growth in total revenue.
2. 🌱 Revenue from organizations that pay for SaaS and transaction fees • 900+ campaigns in 2021.
3. 💥 15% week-over-week growth in new subscriptions.
4. 📈Huge market: $471 billion donated to U.S. charities in 2020.
5. 👍 Niche: growth strategy is initially focused on U.S. Rotary clubs + affiliated local charities.
6. 💪 Founding team highly experienced in nonprofits ops, tech, and business law

## Our Team



**Shawn Wehan** CEO

25+ years of experience in the nonprofit and service club sector. Shawn is responsible for



setting the overall direction, culture, and product strategy for the company, as well as new growth initiatives.

We recognized that far too many nonprofit organizations struggle financially because they're using bad tech. We know that the sector will gladly pay for better software tools that will help them raise more money, reach more people, and deliver their services more effectively. So, we set out to build a platform that would do just that.



### Alan McCann  CTO

25+ years of experience architecting internet and digital media technology to achieve maximum ROI for investors. Alan is always looking to leverage new technologies, empowering the company to maximize the business impact of its technology resources.



### Robert Kollar  GC

25+ years of in-house legal and business experience, which provides the Givsum team the advantage of knowing how to avoid regulatory pitfalls and ensuring legal compliance. He also applies a keen sense of strategy to all business decisions.

# Our tech streamlines operations for charitable organizations 🪃

Givsum helps charitable organizations free up valuable time and resources to pursue their worthwhile missions.

We do this by providing a simple online platform that organizations can use to create fundraising pages, sell event tickets, accept donations, run auctions, manage their volunteers, track donor behavior, and more – all in one place.



*Givsum's software helped supporters of the Sunrise Rotary Club of Camarillo's golf tournament raise $53,932 for kidSTREAM.*

## PITCH



GIVSUM®

Innovative fundraising and operation management software that leverages data to connect charitable organizations with their supporters.



**Problem**

**Charitable organizations** are trying to solve the world's biggest challenges, but they're held back because they **use bad tech**.

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My Co-Founders and I have been involved in the charitable space in some form or fashion for most of our adult lives, be it volunteering, supporting organizations financially, or serving in some leadership capacity. What we've learned is that no matter the size or sophistication of the organization, they're all hindered by bad tech: some are antiquated, others are ineffective, almost none of them work together or leverage peer-to-peer opportunities, and most are priced beyond the value they provide. Charitable organizations need a better solution.

- It takes too much time to manage multiple online tools and most don't work together.

- Without a networked marketplace, Peer-to-peer opportunities are missed.

- Generated data is siloed, its usefulness is never realized.

- Not only is their bad tech ineffective, it's overly expensive.



# Solution

**Givsum is great tech! It's an ecosystem of tools that can be used independently, but are designed to work together.**

That's where the Givsum platform comes in. We've built the tech that charitable organizations want and it works in the ways that they need. While the tools that we've built can certainly be used independently, they increase efficiencies and effectiveness when they are used together. Organizations can run most of their operations from a single dashboard, leverage peer-to-peer support, take advantage of previously unknown data, and all at a reasonable cost.

- Everything works in concert from a single dashboard: fundraisers, community events, analytics, donor management, and more.

- Every engagement on the platform is designed to be shared peer-to-peer.

- In a networked marketplace, all data is captured and is available to be mined and analyzed.

- Givsum saves lots of time and is affordable.

# Traction




Subscriptions launched in May 2021 with Rotary Clubs as our initial beachhead:

- 15% week-over-week growth in new subscriptions

- 400% growth in volume from previous year

- 200% growth in total revenue and MRR

- 0.04% churn

- 10% growth in referrals

- 8,505 new users



Sticky Factor
Once Givsum subscribers process over $3,000 in donations, the following occurs within 30 days:
90% will create a second fundraiser or ticketed event
50% will create a volunteer project
20% will turn their organization's profile page into their primary website
20% will upload their membership list and start collecting dues
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The reason why we built our platform to function as an ecosystem is based on our hypothesis that once an organization began enjoying the use of our tools and all of their data started living on our platform that they would find it easier to invest further into the use of Givsum than to switch or return to one of our competitors. What we've found is that all it takes is for an organization to process anything over $3,000 for them to start making use of various other aspects of the platform.


Business Model

| GIVSUM STARTER | GIVSUM STANDARD | GIVSUM ENTERPRISE |
|---|---|---|
| LIMITED PLATFORM TOOLS | FULL PLATFORM TOOLS | FULL PLATFORM TOOLS + CUSTOM INTEGRATIONS FOR HIGH VOLUME CUSTOMERS |
| Organizations: No Subscription Fee | Organizations: Monthly Subscription: $50 Annual Subscription: $500 | Organizations: Negotiated |
| Supporters: Transaction Fee of 5% + $0.30 | Supporters: Transaction Fee of 5% + $0.30 | Supporters: Negotiated |

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Our customers have one of three ways to use the Givsum platform. If all they need is an organization page, with a donate button, and the ability to invoice membership dues, then the Givsum Starter is our Freemium offering.

For those that want full use of the platform, there are two subscription options: month-to-month or annual. Because we don't charge sign-up or cancellation fees, a subscriber is free to turn their subscription on or off whenever they like, and at just $50 per month, the barrier to entry is minimal. Once subscribed and with repeated use, customers are encouraged to save themselves $100 by prepaying for an annual subscription.

For organizations that can guarantee large transaction volume, we can negotiate a reduction of either subscription fees or transaction fees.

Important to note, we do still charge transaction fees. We charge a flat 5% + $0.30 on every transaction, 2% of which is collected by Givsum and the rest goes to our payment processor; transaction fees are always paid by supporters, not by an organization.



Target Market Size
TAM
35K ROTARY CLUBS WORLDWIDE
210K ASSOCIATED NONPROFITS
$65B IN CONTRIBUTIONS
SAM
7.5K U.S. ROTARY CLUBS
45K ASSOCIATED NONPROFITS
$14B IN CONTRIBUTIONS
SOM
1,850 ROTARY CLUBS
11.1K ASSOCIATED NONPROFITS
$4B IN CONTRIBUTIONS
$32M REVENUE
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Givum's beachhead is targeted at the 7,500 Rotary Clubs across the United States, and their adjacent partnered charities (3-6 per club on average). Givsum's goal is to onboard 12,950 clubs and charitable organizations within 5 years, resulting in 24% of SAM.



Revenue Projections
AVERAGE CUSTOMER UNIT
(50 Supporters)
Annual Processing $60,000
Annual Revenue $1,800
Lifetime Value $9,000
Subscription 40%
Fundraising & Tickets 40%
Membership 20%
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Forward looking projections cannot be guaranteed.

So how does this all break down? The average Rotary Club has about 50 people who support that organization. Based solely on our current verticals, the average club is processing $60,000 during the course of a year, which puts $1,800 in our pockets. As we add new features, like online auctions, we expect to capture a significant increase in what they process. Our goal is to grow the number of Rotary Clubs that we have using the platform and to encourage their participation in our referral program. Each club is affiliated, on average, with 3-6 local charities. By leveraging happy Rotary Clubs, they become a distribution network that will expedite our entry into new market locations.

## Revenue Projections


$40M
$30M
$20M
$10M
$0M
Seed $2M
Series A
EBITA
$12.5M
YEAR
2021
2022
2023
2024
2025
SUBSCRIBERS
60
323
1,327
4,164
13,069
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Forward looking projections cannot be guaranteed.


Founders
Shawn Wehan
CEO
25+ Years of experience in the nonprofit sector.
Alan McCann
CTO
25+ Years of internet and digital media technology experience.
Robert Kollar
GC
25+ Years of in-house legal and business experience.
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Investment Opportunity
$500K Committed
$2M Goal
Convertible Note Terms:
$2M Seed Round
$10M Cap
5% Interest
20% Discount
Operations 20%
Sales & Marketing 45%
R&D 35%
Use of Funds
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Here's how you can get involved. We're raising a $2M Seed Round on a convertible note, at 5% interest, a $10M cap, and a 20% discount on the next priced round. SteelBridge Labs is leading the round with $500,000, so we have $1.5M available. The bulk of the funds raised will be used to grow our customer base and to release new features that will add new revenue streams from our customers.


Contact Us



# Contact Us

**givsum.com**

**hello@givsum.com**

**(224) 244-8786**

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# APPENDIX: Feature List

**DONATIONS**
- Single and Recurring
- Campaigns
- Widget/Embeds
- APi
- Peer to Peer

**TICKETS**
- Paid/RSVP
- Bulk Sponsorships
- Widget/Embed

**MEMBERSHIPS**
- Single/Recurring
- Invoicing

**STORE ITEMS**
- Digital/Material

**VOLUNTEERS**
- Registration

**LOGGING**
- Volunteer Hours
- Donations
- In-kind Gifts

**CONTRIBUTIONS**
- Receipts
- Annual Reports
- Donation Management

**USER PROFILE**
- Givsum Score
- Club Highlighted
- Contribution Overview
- Featured Campaign

**MARKETPLACE**
- Suggested
- General
- Search
- Private

**PRIVACY TOOLS**
- Profile/Sharing
- Anonymous
- Member Views

**CLUB/ORG PROFILE**
- About
- Opportunities
- Membership List
- Impact Graphs
- Contacts

**REGISTRATION DESK**
- Checkin App
- On-location Purchases
- Bidder Groups

**EVENT CREATION**
- Private/Public
- Goal Selection
- Social Analytics
- CSV. Downloads
- Date/Ongoing

**SUPPORTERS**
- Reports
- Emails
- Groups
- Surveys

**LEDGER**
- 2 Accounts
- Distribution Reports
- Receipts

**SETTINGS**
- Permissions
- Donation Markers
- Club/Org Details
- Thank You Letters

**INTEGRATIONS**
- Intercom
- Quickbooks Online
- Questy
- Publish for Charity

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# APPENDIX: Customer Responses

"Givsum provided the **easiest and smoothest** check-out we've ever had. Givsum has a great system and I'm sure you will find that it's useful to many organizations." -**Anna Sakvarelidze.** President, Woodland Hills Rotary Club

"Givsum was **light years ahead of what else was out there**. We've been blown away with the customer service." -**Dustin Long.** President, Camarillo Sunrise Rotary Club

"Givsum has allowed me to participate in a way that I feel is most **beneficial for Rotary**, including raising funds and awareness for our Panama and Mexico dental projects." -**Steve Bender** President, Newport Beach Rotary Club

"We've never had the ability to **collaborate like this all in one place**...you can actually see people to relate and connect to. **I want all of our Rotary Clubs to have this**." -**Elizabeth Mahoney** Governor, Rotary District 5320

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# APPENDIX: Recent Campaigns



Global Elegance

AUG 29

$26,373.06



3rd Annual Putts for Mutts Golf Tournament

OCT 6
YORBA LINDA, CA

$50,561.28



The E Concert – An Evening at Moondance

AUG 30
HEBER CITY, UT

$21,550.16



Hera's World Wish Day Streaming Event Campaign

APR 5 - APR 30
Host Hera

$10,934.33



Puyallup Crab Crawl 2021

AUG 28
PUYALLUP WA

$18,163.62

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*Givsum Founder, Shawn Wehan, serving as the master of ceremonies at the Pediatric Cancer Research Foundation's Reach for the Cure in 2014.*

## Downloads

2021-09-01 Givsum Convertible Note.pdf